UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT to FORM N-8A
AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (the "Company") hereby notifies the Securities and Exchange Commission that it is amending its Notification of Registration on Form N-8A (the "Form N-8A"), for the purpose of updating the information set forth therein pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), to correspond to the information contained the Company's amended Registration Statement on Form N-2 filed pursuant to Section 8(b) of the 1940 Act on June 29, 2017, together with certain developments subsequent thereto. In connection with the foregoing, the Company hereby submits the following information, with updated information highlighted in bold:
180 DEGREE CAPITAL CORP.

7 N. Willow Street, Suite 4B
Montclair, NJ 07042
(Address of Principal Business Office)

(973) 746-4500
Telephone Number (including area code)

Daniel B. Wolfe
180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
(Name and Address of Agent for Service)
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of Form N-8A:

Yes ☐	No ☑

Item 1.	Exact name of registrant.

180 Degree Capital Corp. (the “Company”).

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Company was organized in New York on August 19, 1981.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Company is organized as a corporation.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Company is classified as a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Company is a “closed-end” company.

(b) state whether registrant is registering as a “diversified” or a “non-diversified” company.

The Company is classified as a “non-diversified” company.

Item 6.	Name and address of each investment adviser of registrant.

Not applicable. The Company is internally managed and does not have an investment adviser.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address for all of the following directors and officers of the Company is: 7 N. Willow Street, Suite 4B, Montclair, NJ 07042

The directors of the Company are:

Stacy R. Brandom
Charles E. Ramsey
Kevin M. Rendino
Richard P. Shanley
Parker A. Weil (as of July 2017)
Daniel B. Wolfe

The officers of the Company are:

Kevin M. Rendino, Chief Executive Officer
Daniel B. Wolfe, President, Chief Financial Officer, and Chief Compliance Officer
Alicia M. Gift, Senior Controller, Secretary and Treasurer
Robert E. Bigelow, III, Vice President, Head of Fund Development

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Approximately 10,000 beneficial owners hold the Company's 31,121,562 common shares outstanding.

Ariel Investments, LLC owns 4,786,704 shares, or 15.4 percent, of the Company's outstanding shares of common stock based on information obtained in a Schedule 13F filed on May 14, 2018. Ariel Investments, LLC has sole dispositive power for these shares and sole power to vote 3,414,785 of these shares.

Item 10.	State the current value of the registrant’s total assets.

$84,482,004 as of March 31, 2018.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Attached, as Exhibit 99.A.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended notification of registration to be duly signed on its behalf in the city of Montclair and the state of New Jersey on the 2nd day of July, 2018.

180 Degree Capital Corp.

By:	/s/ Kevin M. Rendino
Name: Kevin M. Rendino
Title: Chairman of the Board of Directors and Chief Executive Officer
.

Attest:	/s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President, Chief Financial Officer, and Chief Compliance Officer